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Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

May 20, 2016

FILED VIA EDGAR

Chad D. Eskildsen

Staff Accountant

Chief Accountant’s Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:                             Victory Portfolios

File Nos.: 333-210661; and 811-04852

Dear Mr. Eskildsen:

On behalf of Victory Portfolios (the “Registrant”), we submit this response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-210661), filed on May 13, 2016 (the “Form N-14”).  The Form N-14 included on its cover page a “delay amendment” to delay its effective date until the Registrant files a further amendment concerning effectiveness.

We ask that the Commission accelerate effectiveness of the Form N-14 as soon as possible after the filing of the pre-effective amendment.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to restate the Staff’s comments accurately, which were provided electronically on May 19, 2016.

When a comment specific to one section of the Form N-14 would apply to similar disclosure elsewhere in the Form N-14, we will make changes consistently throughout the Form N-14, as appropriate.

1)                                     Page 4, Fund Fees and Expenses:  Please confirm, supplementally, that the fees disclosed are current as of a recent date and have not materially changed since the October 31 and December 31, 2015 reporting periods.

Response:  The Registrant confirms that the disclosed fees are current and have not materially changed since the respective October 31 and December 31, 2015 reporting periods.

2)                                     Page 18, Capitalization:  Please include a footnote informing the reader of the nature of the pro forma adjustments to the capitalization table.

Response:  The Registrant will add disclosure to address the Staff’s comment.

3)                                     Statement of Additional Information (“SAI”), page SAI-2:  Please revise the format of the table to show the pro forma adjustments related to the reorganization expenses incurred by each Class.  Note: this table should be similar in format to the capitalization table found on page 18.

Response:  The Registrant will reformat the table to address the Staff’s comment.

4)                                     SAI, page SAI-4, Note 5, Related Parties:  Please include the details of the contractual waiver that is in place for the Victory Strategic Allocation Fund (the “Acquiring Fund”).

Response:  The Registrant will add disclosure to address the Staff’s comment.

5)                                     General Pro Forma Financial Statement Comment:  Please add disclosure that all current holdings of the Victory CEMP Multi-Asset Balanced Fund (the “Target Fund”) meet the compliance guidelines and/or investment restrictions of the Acquiring Fund.  Please also include disclosure describing the significant sale of target securities to align Target Fund holdings with the Acquiring Fund, as discussed on Page 6 of the Form N-14 (e.g., amount sold, impact on capital gain distributions, brokerage costs, etc.).

Response:  The Registrant will add disclosure to address the Staff’s comment.

*          *          *

Registrant acknowledges the following:

(1)         should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)         the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please call me at (212) 468-8053.

Very truly yours,

Jay G. Baris

cc:                                Sheila Stout, Division of Investment Management

Mark Cowan, Division of Investment Management

Leigh A. Wilson, Chairman, Board of Trustees of Victory Portfolios and Victory Portfolios II

Christopher K. Dyer, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Edward J. Veilleux, Chief Compliance Officer

Nathan J. Greene, Shearman & Sterling LLP

S. Elliott Cohan, Morrison & Foerster LLP

Matthew J. Kutner, Morrison & Foerster LLP